UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Carbon Black, Inc.

(Name of Subject Company)

Carbon Black, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Eric J. Pyenson

Senior Vice President & General Counsel

Carbon Black, Inc.

1100 Winter Street

Waltham, Massachusetts 02451

(617) 393-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of

the Person(s) Filing Statement)

With copies to:

Kenneth J. Gordon, Esq.

James A. Matarese, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 6, 2019 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Carbon Black, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Calistoga Merger Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of VMware, Inc., a Delaware corporation (“VMware”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $26.00, net to the seller of such Shares in cash, without interest and subject to any tax withholding required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by VMware and Merger Sub with the SEC on September 6, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2019, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.       Past Contacts, Transactions, Negotiations and Agreements.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on Page 10 of the Schedule 14D-9 under the heading “Future Arrangements with VMware” in its entirety with the following:

On August 22, 2019, VMware entered into offer letters with each of Messrs. Morley, Hansen and Polk setting forth the terms and conditions of these executive officers’ continued employment with VMware from and after the closing of the Transaction. On October 3, 2019, VMware entered into offer letters with each of Messrs. Viscuso, the Chief Strategy Officer of the Company and Webber, the Chief Financial Officer of the Company, setting forth the terms and conditions of these executive officers’ continued employment with VMware from and after the closing of the Transaction. The effectiveness of the VMware offer letters is contingent on the closing of the Transactions. The Board approved the retention of outside legal counsel to represent the executive officers in connection with these VMware offer letter negotiations.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph on Page 10 of the Schedule 14D-9 under the heading “Future Arrangements with VMware” in its entirety with the following:

The VMware offer letter for Messrs. Morley, Hansen, Polk, Viscuso and Webber supersedes their Existing Employment Arrangements described above in the section titled ‘‘—Existing Arrangements with the Company’s Executive Officers’’ and provide that, following the closing of the Transactions, Messrs. Morley’s, Hansen’s, Polk’s, Viscuso’s and Webber’s annual base salary will be $515,000, $500,000, $380,000, $325,000 and $430,000, respectively, and target bonus opportunity will be 75%, 60%, 50%, 40% and 60%, respectively, of the executive’s base salary. The offer letters modify the definitions of ‘‘cause’’ and ‘‘good reason’’ for any accelerated vesting of Substituted Options and Parent RSUs held by the executives but generally preserve the severance entitlements in the

Existing Employment Arrangements. Namely, the offer letters provide that in the event the applicable executive is terminated by VMware without ‘‘cause’’ (as such term is newly defined in the applicable offer letter) or the applicable executive resigns for ‘‘good reason’’ (as such term is newly defined in the applicable offer letter), in each case within 12 months following the closing of the Transactions, subject to the execution and effectiveness of a release agreement, the executive will be entitled to the following, which are substantially the same benefits that the executive would have been entitled to receive under his Existing Employment Arrangement: (i) an amount equal to 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso  and 12 months in the case of Mr. Webber, of the applicable executive’s base salary, payable in substantially equal installments over the same period (except Mr. Webber’s cash severance, which is paid over 6 months); (ii) an amount equal to 150% in the case of Mr. Morley, 100% in the case of Messrs. Hansen and Polk, 75% in the case of Mr. Viscuso and 100% in the case of Mr. Webber, of the applicable executive’s annual target bonus for the year of termination, payable in substantially equal installments over 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso and 6 months in the case of Mr. Webber; (iii) if the executive is participating in VMware’s group health plan immediately prior to his termination and elects COBRA health continuation, VMware-paid premiums for COBRA health continuation for 18 months in the case of Mr. Morley, 12 months in the case of Mr. Hansen, 9 months in the case of Messrs. Polk and Viscuso and 6 months in the case of Mr. Webber; and (iv) immediate acceleration of vesting of all then-outstanding Substitute Options and Parent RSUs (other than any Retention RSUs) held by the executive.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on Page 11 of the Schedule 14D-9 under the heading “Future Arrangements with VMware” in its entirety with the following:

As a condition of employment with VMware, Messrs. Morley, Hansen, Polk, Viscuso and Webber are each subject to VMware’s standard restrictive covenants agreement, including, without limitation, assignment of intellectual property rights and non-disclosure of proprietary and confidential information covenants. Mr. Webber will also be subject to the non-solicitation of customers and employees covenant in his existing restrictive covenants agreement with the Company. In addition, Mr. Morley entered into a non-competition agreement with VMware.

Item 8.       Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented by replacing the last paragraph at the end of the subsection entitled “Regulatory Approvals” on Page 52 of the Schedule 14D-9 in its entirety with the following:

“At 6:00 p.m., New York City Time, on October 4, 2019, the four-week waiting period contemplated by the Austrian Cartel Act expired. The termination of the waiting period under the Austrian Cartel Act satisfies the last of the Regulatory Conditions necessary (as defined in the Offer to Purchase) for the Offer. On October 4, 2019, VMware and the Company issued a joint press release announcing the expiration of the waiting period contemplated by the Austrian Cartel Act. The full text of the press release is attached as Exhibit (a)(5)(S) to the Schedule TO and is incorporated herein by reference.”

In Item 8 (“Additional Information—Legal Proceedings Related to the Offer and the Merger”), which begins on Page 53 of the Schedule 14D-9, the second paragraph that begins, “On September 13, 2019 . . .” is hereby amended and supplemented by (i) inserting the underlined text and (ii) removing the text which has been struck through:

“On September 13, 2019, John Bayles, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the Southern District of New York, captioned Bayles v. Carbon Black Inc. et al., 1:19-cv-08543. Also on September 13, 2019, Michael Grobman, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the Southern District of New York, captioned Grobman v. Carbon Black Inc. et al., 1:19-cv-08538.  Also on September 13, 2019, Stephen Bushansky, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the District of Massachusetts, captioned Bushansky v. Carbon Black, Inc. et al., 1:19-cv-11951. On September 16, 2019, Jack Wolf, a purported stockholder of the Company, filed a class action lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the District of Delaware, captioned Wolf v. Carbon Black, Inc. et al., 1:19-cv-01739.  On September 17, 2019, Daniel Frey, a purported stockholder of the Company, filed a lawsuit against the Company and the Board in the United States District Court for the District of Colorado, captioned Frey v. Carbon Black, Inc. et al., 1:19-cv-02659.  Also on September 17, 2019, Brian Jacques, a purported stockholder of the Company, filed a lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the District of Massachusetts, captioned Jacques v. Carbon Black, Inc. et al., 1:19-cv-11971.  On September 27, 2019, Robert Lowinger, a purported stockholder of the Company, filed a class action lawsuit against the Company, the Board, Merger Sub and VMware in the United States District Court for the Eastern District of New York, captioned Lowinger v. Carbon Black, Inc., et al., 1:19-cv-05493.  These actions, similar to the Winkler Complaint, all allege substantially similar claims that certain defendants caused a Schedule 14D-9 to be filed with the SEC on September 6, 2019 that was materially incomplete and misleading, including, as alleged in certain of the actions, with respect to sections of the 14D-9 entitled Background of the Transactions, Opinion of the Company’s Financial Advisor, and Certain Prospective Financial Information, and that, as alleged in certain of the ~~seven~~ eight actions, certain defendants are control persons of the Company. The Company, the Board, Merger Sub and VMware believe each of these complaints lack merit and intend to defend vigorously against such complaints.”

Item 9.       Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

Exhibit No.	Description

(a)(5)(E)

Joint Press Release issued by VMware and the Company dated October 4, 2019 (incorporated by reference to Exhibit (a)(5)(S) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by VMware, Inc. and Calistoga Merger Corp. on October 4, 2019).

(e)(27)	Viscuso Offer Letter (incorporated by reference to Exhibit (d)(8) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by VMware, Inc. and Calistoga Merger Corp. on October 4, 2019).

(e)(28)	Webber Offer Letter (incorporated by reference to Exhibit (d)(9) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by VMware, Inc. and Calistoga Merger Corp. on October 4, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 4, 2019

Carbon Black, Inc.

By:	/s/ Stephen Webber
Name:	Stephen Webber
Title:	Executive Vice President and Chief Financial Officer